                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ______________

Commission file number:  1-4455

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Tax-Deferred Investment Plan of Dole Food Company, Inc. and
                    Participating Divisions and Subsidiaries

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Dole Food Company, Inc.
                              31365 Oak Crest Drive
                           Westlake Village, CA  91361

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1996 AND 1995


SIGNATURES                                                                      1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                        2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits, with Fund
      Information as of December 31, 1996 and 1995                             3-4

  Statement of Changes in Net Assets Available for Plan Benefits,
      with Fund Information for the Year Ended December 31, 1996                5

NOTES TO FINANCIAL STATEMENTS                                                  6-13

SUPPLEMENTAL SCHEDULES:

  Schedule I:     Item 27a - Schedule of Assets Held for Investment            14
                  Purposes as of December 31, 1996

  Schedule II:    Item 27d - Schedule of Reportable Transactions for           15
                  the Year Ended December 31, 1996

EXHIBITS                                                                       16

NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TAX-DEFERRED INVESTMENT PLAN OF DOLE
                                       FOOD COMPANY, INC. AND PARTICIPATING
                                       DIVISIONS AND SUBSIDIARIES



                                       By:  /s/ GEORGE R. HORNE
                                            -----------------------------------
                                            George R. Horne
                                            Chairman, Retirement Plan Committee


Dated: June 25, 1999

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
     Committee of Dole Food Company, Inc.:

We have audited the accompanying statements of net assets available for benefits with fund information of the Tax Deferred Investment Plan of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1996 and 1995 and the changes in its net assets available for benefits with fund information for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                            /s/ ARTHUR ANDERSEN LLP

Los Angeles, California
June 4, 1999

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                                                   American     Barclays                EuroPacific
                                                                   Balanced      Equity      Kemper        Growth
                                                       Total         Fund      Index Fund  Growth Fund      Fund
                                                    -----------  ------------ ------------ -----------  ------------
ASSETS:

CASH                                                $     9,550  $      -     $       514  $      -     $      -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                         17,800,301         -      17,800,301                      -
  Plan interest in Master Trust                      19,111,420         -            -            -            -
  Value of interest in registered                    51,333,801   19,022,388         -      12,599,572   11,226,715
    investment companies
  Corporate common stock                              3,247,307         -            -            -            -
  Loans to participants                               2,474,305         -            -            -            -
                                                    -----------  -----------  -----------  -----------  -----------
                  Total investments                  93,967,134   19,022,388   17,800,301   12,599,572   11,226,715

RECEIVABLES:
  Employer contributions                                221,954       44,623       43,782       33,166       30,222
  Employee contributions                                227,204       44,267       45,830       35,973       33,078
  Sales pending settlement                               29,368         -            -            -            -
                                                    -----------  -----------  -----------  -----------  -----------
                  Total receivables                     478,526       88,890       89,612       69,139       63,300
                                                    -----------  -----------  -----------  -----------  -----------
                  Total assets                       94,455,210   19,111,278   17,890,427   12,668,711   11,290,015
                                                    -----------  -----------  -----------  -----------  -----------
LIABILITIES:

ACCRUED LIABILITIES                                     (17,850)      (3,169)      (2,819)      (2,003)      (1,240)
                                                    -----------  -----------  -----------  -----------  -----------
                  Total liabilities                     (17,850)      (3,169)      (2,819)      (2,003)      (1,240)
                                                    -----------  -----------  -----------  -----------  -----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                    (5,546)     (90,397)     (88,485)    (231,374)    (133,530)
                                                    -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $94,431,814  $19,017,712  $17,799,123  $12,435,334  $11,155,245
                                                    -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------


                                                                                Dole
                                                       Stable       Money      Common     Fidelity
                                                     Value Fund  Market Fund Stock Fund  Growth Fund  Loan Fund
                                                    ------------ ----------- ----------  ----------- -----------
ASSETS:

CASH                                                $      -     $     -     $    9,036  $     -     $     -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                               -           -           -           -           -
  Plan interest in Master Trust                      19,111,420        -           -           -           -
  Value of interest in registered                          -      2,334,544        -      6,150,582        -
    investment companies
  Corporate common stock                                   -           -      3,247,307        -           -
  Loans to participants                                    -           -           -           -      2,474,305
                                                    -----------  ----------  ----------  ----------  ----------
                  Total investments                  19,111,420   2,334,544   3,247,307   6,150,582   2,474,305

RECEIVABLES:
  Employer contributions                                 29,678       4,804       4,627      31,052        -
  Employee contributions                                 33,513       5,176       4,930      24,437        -
  Sales pending settlement                                 -           -         29,368        -           -
                                                    -----------  ----------  ----------  ----------  ----------
                  Total receivables                      63,191       9,980      38,925      55,489        -
                                                    -----------  ----------  ----------  ----------  ----------
                  Total assets                       19,174,611   2,344,524   3,295,268   6,206,071   2,474,305
                                                    -----------  ----------  ----------  ----------  ----------
LIABILITIES:

ACCRUED LIABILITIES                                      (7,346)       (356)        147      (1,064)       -
                                                    -----------  ----------  ----------  ----------  ----------
                  Total liabilities                      (7,346)       (356)        147      (1,064)       -
                                                    -----------  ----------  ----------  ----------  ----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                   173,888     384,987      75,738    (145,675)     49,302
                                                    -----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                   $19,341,153  $2,729,155  $3,371,153  $6,059,332  $2,523,607
                                                    -----------  ----------  ----------  ----------  ----------
                                                    -----------  ----------  ----------  ----------  ----------

       The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995

                                                                 American      Barclays                 EuroPacific
                                                                 Balanced       Equity      Kemper     International
                                                      Total        Fund       Index Fund  Growth Fund      Fund
                                                   ----------- ------------  ------------ -----------  -------------
ASSETS:

CASH                                               $   112,163  $    -       $    92,077  $    -         $   -

INVESTMENTS AT FAIR VALUE:
    Value of interest in
      common/collective trusts                      14,792,104       -        14,792,104       -             -
    Value of interest in Master Trust               19,743,894       -            -            -             -
    Value of interest in registered
      investment companies                          44,251,327   17,191,789       -        11,383,127     9,590,338
    Corporate common stock                           2,350,040       -            -            -             -
    Loans to participants                            2,771,196       -            -            -             -
                                                   -----------  -----------  -----------  -----------    ----------
          Total investments                         83,908,561   17,191,789   14,792,104   11,383,127     9,590,338

RECEIVABLES:
    Employer contributions                             273,947       56,046       45,883       45,461        38,902
    Employee contributions                             278,287       54,295       51,646       43,617        42,360
    Dividends receivable                               250,990       -           240,663       -             -
    Sales pending settlement                            19,320       -            -            -             -
    Accrued income                                     275,470       73,608       62,068       48,544        40,615
                                                   -----------  -----------  -----------  -----------    ----------
          Total receivables                          1,098,014      183,949      400,260      137,622       121,877
                                                   -----------  -----------  -----------  -----------    ----------
          Total assets                             $85,118,738  $17,375,738  $15,284,441  $11,520,749    $9,712,215
                                                   -----------  -----------  -----------  -----------    ----------

LIABILITIES:
    ACCRUED LIABILITIES                               (826,000)        (630)    (333,219)    (311,615)     (174,156)
                                                   -----------  -----------  -----------  -----------    ----------
          Total liabilities                           (826,000)        (630)    (333,219)    (311,615)     (174,156)
                                                   -----------  -----------  -----------  -----------    ----------
ACCRUED TRANSFER OF ASSETS DUE TO SPIN-OFF          (8,055,701)  (1,501,850)  (1,548,683)  (1,489,096)     (892,709)
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                  (77,012)    (125,415)     (43,634)     (30,008)        3,920
                                                   -----------  -----------  -----------  -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                  $76,160,025  $15,747,843  $13,358,905  $ 9,690,030    $8,649,270
                                                   -----------  -----------  -----------  -----------    ----------
                                                   -----------  -----------  -----------  -----------    ----------


                                                                              Dole
                                                      Stable       Money      Common     Fidelity
                                                    Value Fund  Market Fund Stock Fund  Growth Fund  Loan Fund
                                                   ------------ ----------- ----------  ----------- -----------
ASSETS:

CASH                                               $    -       $   -       $   20,029  $   -       $       57

INVESTMENTS AT FAIR VALUE:
    Value of interest in
      common/collective trusts                          -           -           -           -           -
    Value of interest in Master Trust               19,743,894      -           -           -           -
    Value of interest in registered
      investment companies                              -        2,290,747      -        3,795,326      -
    Corporate common stock                              -           -        2,350,040      -           -
    Loans to participants                               -           -           -           -        2,771,196
                                                   -----------  ----------  ----------  ----------  ----------
          Total investments                         19,743,894   2,290,747   2,350,040   3,795,326   2,771,196

RECEIVABLES:
    Employer contributions                              52,388      12,229       4,023      19,015      -
    Employee contributions                              52,837       9,760       2,315      21,457      -
    Dividends receivable                                -           10,255          72      -           -
    Sales pending settlement                            -           -           19,320      -           -
    Accrued income                                      24,667       9,948      -           16,020      -
                                                   -----------  ----------  ----------  ----------  ----------
          Total receivables                            129,892      42,192      25,730      56,492      -
                                                   -----------  ----------  ----------  ----------  ----------
          Total assets                             $19,873,786  $2,332,939  $2,395,799  $3,851,818  $2,771,253
                                                   -----------  ----------  ----------  ----------  ----------

LIABILITIES:
    ACCRUED LIABILITIES                                 (6,028)        (67)        (36)       (249)     -
                                                   -----------  ----------  ----------  ----------  ----------
          Total liabilities                             (6,028)        (67)        (36)       (249)     -
                                                   -----------  ----------  ----------  ----------  ----------
ACCRUED TRANSFER OF ASSETS DUE TO SPIN-OFF          (1,495,830)   (429,080)   (495,345)   (203,108)     -
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                 (108,172)     30,055       1,216     170,859      24,167
                                                   -----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                  $18,263,756  $1,933,847  $1,901,634  $3,819,320  $2,795,420
                                                   -----------  ----------  ----------  ----------  ----------
                                                   -----------  ----------  ----------  ----------  ----------

       The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR

                     PLAN BENEFITS, WITH FUND INFORMATION

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                             American     Barclays                  EuroPacific
                                                             Balanced      Equity       Kemper        Growth
                                                 Total         Fund      Index Fund   Growth Fund      Fund
                                              -----------  ------------  ----------   -----------   -----------
ADDITIONS:
 Investment income:
    Interest                                  $   173,188   $     -      $       426   $     -      $     -
    Dividends                                      21,711         -            -             -            -
    Net appreciation (depreciation)
      in fair value of investments              9,660,023     2,102,827    3,276,451     2,020,181    1,913,776
    Plan interest in Master Trust                 975,368         -            -             -            -
                                              -----------   -----------  -----------   -----------  -----------
          Total investment income              10,830,290     2,102,827    3,276,877     2,020,181    1,913,776
                                              -----------   -----------  -----------   -----------  -----------
 Contributions:
    Employee                                    6,838,022     1,418,332    1,306,885     1,021,090      958,713
    Employer                                    2,155,222       421,678      408,951       337,709      303,549
                                              -----------   -----------  -----------   -----------  -----------
          Total contributions                   8,993,244     1,840,010    1,715,836     1,358,799    1,262,262
                                              -----------   -----------  -----------   -----------  -----------
Total additions                                19,823,534     3,942,837    4,992,713     3,378,980    3,176,038
                                              -----------   -----------  -----------   -----------  -----------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayment of loans)             (7,003,136)   (1,096,231)  (1,287,789)     (861,206)    (815,000)
  Administrative expenses                         (28,603)       (2,502)     (13,168)       (1,500)        (953)
                                              -----------   -----------  -----------   -----------  -----------
          Total deductions                     (7,031,739)   (1,098,733)  (1,300,957)     (862,706)    (815,953)
                                              -----------   -----------  -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS/PLANS                    (129,921)      (26,971)     192,392       (83,725)     (36,488)
TRANSFER OF ASSETS FROM BUD ANTLE               5,898,982       515,910      657,660       381,168      226,832
TRANSFER OF ASSETS DUE TO SPIN-OFF               (289,067)      (63,174)    (101,590)      (68,413)     (44,454)
                                              -----------   -----------  -----------   -----------  -----------
NET INCREASE (DECREASE)                        18,271,789     3,269,869    4,440,218     2,745,304    2,505,975
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                          76,160,025    15,747,843   13,358,905     9,690,030    8,649,270
                                              -----------   -----------  -----------   -----------  -----------
    End of year                               $94,431,814   $19,017,712  $17,799,123   $12,435,334  $11,155,245
                                              -----------   -----------  -----------   -----------  -----------
                                              -----------   -----------  -----------   -----------  -----------


                                                                          Dole
                                                 Stable       Money      Common     Fidelity
                                              Value Fund   Market Fund Stock Fund  Growth Fund  Loan Fund
                                              -----------  ----------- ----------  -----------  ----------
ADDITIONS:
 Investment income:
    Interest                                  $     -      $    -      $      478  $    -       $  172,284
    Dividends                                       -          (9,948)     31,659       -            -
    Net appreciation (depreciation)
      in fair value of investments                  -         103,625    (580,845)    824,008        -
    Plan interest in Master Trust                 975,368       -           -           -            -
                                              -----------  ----------  ----------  ----------   ----------
          Total investment income                 975,368      93,677    (548,708)    824,008      172,284
                                              -----------  ----------  ----------  ----------   ----------
 Contributions:
    Employee                                    1,057,753     198,332     122,347     754,570        -
    Employer                                      356,303      63,131      32,103     231,798        -
                                              -----------  ----------  ----------  ----------   ----------
          Total contributions                   1,414,056     261,463     154,450     986,368        -
                                              -----------  ----------  ----------  ----------   ----------
Total additions                                 2,389,424     355,140    (394,258)  1,810,376      172,284
                                              -----------  ----------  ----------  ----------   ----------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayments of loans)            (1,573,830)   (208,142)   (267,185)   (893,753)       -
  Administrative expenses                          (9,445)       (287)        (50)       (698)       -
                                              -----------  ----------  ----------  ----------   ----------
          Total deductions                     (1,583,275)   (208,429)   (267,235)   (894,451)       -
                                              -----------  ----------  ----------  ----------   ----------
TRANSFERS BETWEEN FUNDS/PLANS                  (1,177,814)    352,953     186,574     907,255     (444,097)
TRANSFER OF ASSETS FROM BUD ANTLE               1,474,484     304,455   1,904,961     433,512        -
TRANSFER OF ASSETS DUE TO SPIN-OFF                (25,422)     (8,811)     39,477     (16,680)       -
                                              -----------  ----------  ----------  ----------   ----------
NET INCREASE (DECREASE)                         1,077,397     795,308   1,469,519   2,240,012     (271,813)
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                          18,263,756   1,933,847   1,901,634   3,819,320    2,795,420
                                              -----------  ----------  ----------  ----------   ----------
    End of year                               $19,341,153  $2,729,155  $3,371,153  $6,059,332   $2,523,607
                                              -----------  ----------  ----------  ----------   ----------
                                              -----------  ----------  ----------  ----------   ----------

       The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

1.       PLAN DESCRIPTION

The following is a summary description of the Tax Deferred Investment Plan (the "Plan") of Dole Food Company, Inc. and Participating Divisions ("Divisions") and Subsidiaries (collectively, the "Company"). It is provided here for general information purposes only. Participants should refer to the respective Plan agreement for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan sponsored by the Company. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         GENERAL

         The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, all salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 1996 and 1995, there were approximately 2,019 and 2,466 active participants in the Plan, respectively.

         PLAN ADMINISTRATION

         The Company has assigned responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee" or "Plan Administrator") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

         Mellon Bank, N.A. (the "Trustee") is the trustee for the Plan. Hewitt Associates LLC ("Hewitt") is the recordkeeper for the Plan.

         CONTRIBUTIONS

         The Company makes a matching contribution equal to 50 percent of the first 6 percent of salary contributed not to exceed a specified percent of compensation as defined in the operating company appendices of the

         Plan document. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. This determination is made by the Board of Directors of the Company at its sole discretion.

         Effective January 1, 1995, participants were permitted to contribute 1 to 10 percent of pre-tax compensation, and effective July 1, 1995, participants were permitted to contribute an additional 1 to 5 percent of after-tax compensation in whole percentage increments.

         Participants may elect to have their contributions invested in any of the active investment funds described in Note 4. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan Administrator.

         VESTING

         Participants are fully vested in both their contributions and employer contributions after completing one hour of service.

         BENEFITS

         Upon a participant's termination of employment with the Company, the participant's account may be distributed in a lump sum amount. Participants may elect to delay distribution until the month following the attainment of age 65. If a distribution election has not been received for a participant who has reached age 65, who is no longer an employee and whose account balance exceeds $3,500, a distribution shall be made as soon as administratively feasible.

         Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock will be valued at the closing sale price on the New York Stock Exchange on the last day of the calendar month preceding the date of distribution. Amounts invested in other funds will be distributed in cash and valued as of the last day of the calendar month preceding the date of distribution.

         LOANS TO PARTICIPANTS

         Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account. A loan is considered to be in default when six or more biweekly loan payments are not paid by a participant. Defaulted loans are treated as a taxable distribution from the Plan.

         The maximum loan amount is limited to the lesser of: (a) 50 percent of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any outstanding loan balance from any of the Company's plans during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25 percent of the participant's base pay. The interest rate charged on outstanding participant loans on December 31, 1996 range from 7 percent to 10 percent.

         Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances. Investment options are participant directed.

         WITHDRAWALS

         The following withdrawal options are available while a participant is actively employed:

         HARDSHIP:

         A withdrawal from a participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships may include the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

         AFTER-TAX:

         The Plan allows a participant to withdraw all or part of any after-tax contributions, along with any pre-tax earnings on those contributions.

         ROLLOVER:

         A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions is also allowed.

         The amount of any withdrawal will be made in proportionate amounts from each of the investment funds in which the participant has funds invested.

         TRANSFERS BETWEEN FUNDS/PLANS

         A participant may elect to transfer all or a portion of his account balance to one or more of the active investment funds. In general, a transfer of funds initiated by the end of a month takes effect on the first business day of the next month. In addition, when a participant changes from hourly to salaried status, or visa versa, the assets associated with the participant are also transferred between the Plan and the Tax Deferred Investment Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries.

         TRANSFER OF ASSETS DUE TO SPIN-OFF

         On December 28, 1995, the Company completed the separation of its real estate and resorts entity, Castle & Cooke, Inc. ("Castle") from its food business. In connection with the separation, each Company shareholder of record on December 20, 1995, received a dividend of one share of Castle common stock for every three shares of the Company's common stock.

         As of December 31, 1995, the net Plan assets attributable to Castle employees transferred to a plan established by Castle amounted to $8,055,701. The transfer was completed on April 23, 1996. The amount presented in the statement of changes as transfer of assets due to spin-off is the account activity from December 31, 1995 to April 23, 1996.

         TRANSFER OF ASSETS FROM BUD ANTLE

         During 1996 the Dole Food Company, Inc. Bud Profit-Sharing Plan ("Bud Antle") was terminated and the assets were transferred to the Plan. The transfer was completed on August 31, 1996 and the amount of the transfer was $5,898,982.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan's financial statements have been prepared on the accrual basis of accounting. The following accounting policies are applied:

         a. All investment funds are reported at their fair value as of the statement date. The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The net unrealized appreciation or depreciation for the year is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits with Fund Information.

         b. The Loan Fund reflects the balance of loans outstanding from participants as of the statement date.

         c. Purchases and sales of securities are reflected on a trade-date basis. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate.

         d. Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

         e. Realized/Unrealized gains and losses are computed based on the difference between the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year and their fair value at the end of the year or at the time of sale for assets sold during the Plan year.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan or trust fund, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts.

3.       PLAN INTEREST IN MASTER TRUST

A portion of the Plan's investments are in a Master Trust which was established January 1, 1993, between the Company and the Trustee for the investment of the assets of the Plan and one other Company sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 87 percent. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The following table presents the fair values of investments, as of December 31, for the master trust:

                                                1996               1995
                                             -----------       -----------
Investments at fair value:
     Interest-bearing cash                   $   300,000       $   211,011
     Value of interest in
       common/collective trusts               21,696,768        16,281,916
     Value of unallocated
       insurance contracts                          -            6,157,218
                                             -----------       -----------
                                             $21,996,768       $22,650,145
                                             -----------       -----------
                                             -----------       -----------

Investment income of the master trust, for the year ended December 31, 1996, is as follows:

Investment income:
     Interest                                                $   59,573
     Net investment gain from
       common/collective trusts                               1,154,798
                                                             ----------
                                                             $1,214,371
                                                             ----------
                                                             ----------

4.       INVESTMENT OPTIONS

A description of each fund is shown below.

         AMERICAN BALANCED FUND

         The objective of this fund is to preserve capital and provide current income while seeking long-term growth of both capital and income. Assets are invested in a broadly diversified portfolio of securities including common stocks, preferred stocks, corporate bonds and U.S. Government securities.

         STABLE VALUE FUND

         Assets are invested as deposits with various banks and insurance companies that are made at contracted rates of interest for fixed time periods.

         BARCLAYS EQUITY INDEX FUND

         The objective of this fund is to replicate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 1995, Barclays Bank PLC and certain of its affiliates acquired substantially all of Wells Fargo Instituional Trust Company and its parent, Wells Fargo Nikko Investment Advisors. Effective January 1, 1996, Wells Fargo Institutional Trust Company was renamed Barclays Global Investors Equity Index Fund.

         MONEY MARKET FUND

         The objective of this fund is to provide income on cash reserves while preserving capital and maintaining liquidity. Assets are invested in a high-quality portfolio of money market instruments which may include commercial paper, commercial bank obligations, savings association obligations, corporate bonds and notes, and securities of the U.S. Government.

         KEMPER GROWTH FUND

         Assets are invested in a mutual fund whose objective is growth of capital. Fund managers seek to invest in companies whose sales and earnings are increasing faster than the national average.

         EUROPACIFIC GROWTH FUND

         The objective of this fund is to achieve long-term growth of capital by investing in securities of companies based outside the U.S.
         Under normal market conditions, the fund seeks to achieve this objective by investing primarily (at least 65 percent of its assets) in equity securities of issuers domiciled in Europe or the Pacific Basin.

         DOLE COMMON STOCK FUND

         The objective of this fund is to invest in Dole Food Company, Inc. Common Stock.

         FIDELITY GROWTH FUND

         The objective of this fund is to achieve capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies which have above average growth characteristics.

5.       TAX STATUS OF THE PLAN

In 1994, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan Administrator believed that the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on June 20, 1996. The Plan Administrator believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.       PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31,
                                                       1996              1995
                                                   ------------      ------------
Net assets available for benefits per the
  financial statements                             $94,431,814       $76,160,025
Amounts allocated to withdrawing
  participants                                        (409,299)         (645,378)
                                                   ------------      ------------
Net assets available for benefits per the
  Form 5500                                        $94,022,515       $75,514,647
                                                   ------------      ------------
                                                   ------------      ------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           Year ended
                                                                       December 31, 1996
                                                                       -----------------
Benefits paid to participants per the financial
  statements                                                               $7,003,136
Add:  Amounts allocated to withdrawing participants at
  December 31, 1996                                                           409,299
Less:  Amounts allocated to withdrawing participants at
  December 31, 1995                                                          (645,378)
                                                                       -----------------
Benefits paid to participants per the Form 5500                            $6,767,057
                                                                       -----------------
                                                                       -----------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     SCHEDULE I
                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996

      Identity of Issuer, Borrower,               Description of Investment, Including Maturity Date,                      Fair
        Lessor, or Similar Party                  Rate of Interest, Collateral, Par or Maturity Value        Cost          Value
-----------------------------------------------   ----------------------------------------------------   -----------   ------------
 Barclays Global Investors Money Market Fund      Interest-bearing Cash                                  $       514   $       514

 EB Temporary Investment Fund                     Interest-bearing Cash                                        9,036         9,036

 American Funds                                   American Balanced Fund                                  17,120,134    19,022,388

 Wells Fargo Bank, N.A.                           Wells Fargo Equity Index Fund                           11,229,790    17,800,301

 Kemper Financial Services, Inc.                  Kemper Growth Fund                                      13,542,106    12,599,572

 American Funds                                   EuroPacific Growth Fund                                  9,325,179    11,226,715

 Bankers Trust                                    Stable Value Fund                                       19,111,420    19,111,420

 American Funds                                   Cash Management Trust of America Fund                    2,334,544     2,334,544

*Dole Food Company, Inc.                          Dole Common Stock Fund                                   1,675,920     3,247,307

 Fidelity Institutional Retirement Services Co.   Fidelity Growth Fund                                     5,766,352     6,150,582

*Loans from Plan Participants                     Participant loans, interest rates ranging from
                                                    7% to 10%                                                 -          2,474,305
                                                                                                         -----------   -----------
                                                                                                         $80,114,995   $93,976,684
                                                                                                         -----------   -----------
                                                                                                         -----------   -----------

*Party-In-Interest

                                                                   SCHEDULE II

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                Purchases                               Sales
                                                        ------------------------  -------------------------------------------------
                                                          Number of    Purchase    Number of     Selling      Cost of
Identity of Party Involved   Description of Asset       Transactions    Price     Transactions     Price       Asset      Net Gain
---------------------------  -------------------------  ------------  ----------  ------------  ----------  ----------   ----------
SINGLE TRANSACTIONS:


None


SERIES OF TRANSACTIONS:


Mellon Bank, N.A.            American Balanced Fund          62       $3,565,376        24      $3,251,224   $2,898,273   $352,951

Mellon Bank, N.A.            Cash Management Trust of
                               America Fund                  60        3,211,975        22       3,178,433    3,178,433       -

Mellon Bank, N.A.            EuroPacific Growth Fund         54        2,258,398        27       2,218,841    1,904,180    314,661

Mellon Bank, N.A.            Fidelity Growth Fund            59        2,970,023        21       1,414,488    1,306,639    107,849

Mellon Bank, N.A.            Kemper Growth Fund              56        3,261,143        27       2,800,887    2,514,654    286,233

Mellon Bank, N.A.            Wells Fargo Equity
                               Index Fund                   123        5,597,586        76       5,927,474    4,812,927  1,114,547


Note:  Series of transactions may include single transactions greater than 5%